Filer:  CGI Group Inc.
                                            Subject Company:  IMRglobal Corp.
                                            Commission File No.: 1-14858

                     This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                        BUILDING CRITICAL MASS IN THE US
                          While Extending Global Reach

OFFICES          On February 21, 2001, CGI Group Inc.  (NYSE:  GIB; TSE: GIB.A)
                 and  IMRglobal,   Corp.  (Nasdaq:  IMRS)  announced  a  merger
Canada           agreement whereby CGI will acquire IMRglobal.

United States    -  Critical mass positions CGI as a significant  player in the large IT outsourcing market in the US
United Kingdom   -  Increases   vertical  market  expertise,   particularly  in
                    financial services and fast growing healthcare  industry in
France              the US
                 -  Provides a  high quality, low cost remote IT delivery model
Japan            -  Integration of acquisitions a core competency of CGI
                 -  Merger increases revenue and margin potential
Australia
                 The combined  organization will have close to 13,000 employees
Portugal         in more than 60 offices  in 24  countries,  serving  more than
                 3,000 clients,  mainly Global 2000  organizations.  Annualized
Uruguay          revenue  run  rate  in  the  July-September  2001  quarter  is expected to be US$1.3 billion (CDN$2 billion), reflecting completion of all acquisitions and contract wins announced to date.

DATA CENTERS      The offer:
                 -  1.5974 Class A Subordinate  shares of CGI for each share of
Canada              IMRglobal Common Stock, equivalent to US$9.50 per IMRglobal share,  for  a  total  price  of  US$438  million  (CDN$670
United Kingdom      million),  based on the closing  price as at  February  16,
                    2001
                 -  Represents   44.8%   premium  over  the  closing  price  of
                    IMRglobal  shares  February  16, 2001 and 1.7 times last 12 months' revenue
DEVELOPMENT      -  Conditional on normal regulatory  approvals and approval by
CENTERS             shareholders  representing 51% of IMRglobal Common Stock at a  special  meeting  to be held in May 2001
India            -  The  Board  of  IMRglobal  has  unanimously   approved  the
                    transaction



VALUE CREATION       Financial

                 -  Neutral to slightly  accretive to cash earnings per share
                 -  Synergies to result from cost savings and margin  expansion
                 - Additional potential through signing of large outsourcing contracts and cross-selling
                 - Maintains strong balance sheet, with additional cash and very low debt to equity ratio



VALUE CREATION       Operational

                 - Provides critical mass to position CGI as a significant player in the large IT outsourcing market in the US
                 - Provides strong cross-selling opportunities in the US and Europe
                 - Strengthens expertise and presence in CGIs vertical markets, particularly in financial services and fast growing healthcare industry in the US
                 - High potential remote delivery model to be leveraged to increase business and expand margins:
                    - High quality, low cost client support through two applications development and maintenance centers in India
                    - Three modern IT data centers in Canada for large IT outsourcing contracts in the US
                 - Quality methodology ensures delivery on time and on budget and contributes to client wins and high retention rate. CGI's operations are ISO 9001 certified; IMRglobal's operations in India are ISO 9001 certified and SEI CMM level 4 certified
                 - Provides respective clients with greater depth and breadth of services
                 - Expands base of Global 2000 clients, with little overlap of respective client lists
                 - Adds strong management and IT professionals with local presence and relationships

ABOUT CGI            www.cgi.ca

                 - Largest independent Canadian IT consulting firm and one of the largest in North America, with 10,000 employees in 40 offices in 20 countries
                 - Revenue CAGR past five years of 71.5%; revenue in fiscal 2000 ended September 30 of US$957.3 billion (CDN$ 1.4 billion)
                 -  Order backlog totalling US$4.6 billion (CDN$7.0 billion)
                 - Targets Global 2000 organizations in five vertical markets: telecommunications (46% of revenue), financial services (26%), manufacturing-retail distribution value chain(15%), governments (11%) and public utilities and services (2%)


ABOUT IMRglobal      www.IMRglobal.com

                 - Leading US provider of IT solutions to Global 2000 companies, with 2,750 employees in 34 offices in 7 countries
                 - Revenue CAGR past five years of 69.6%; revenue in fiscal 2000 ended December 31 of US$256.2 million (CDN$394 million) and an order backlog of US$200 million (CDN$306 million)
                 - Targets three vertical markets: financial services (51%), healthcare and government (15%), and commercial services including utilities, retail and manufacturing/distribution (34%)


CHARTS               Geographic and Vertical Markets


Combined Operations
Post Merger

                    [PIE CHART]

         [o  International 16%
          o  Canada 58%
          o  US 26%]



                    [PIE CHART]


         [o  Healthcare and Government 12%
          o  Telecommunications 36%
          o  Manufacturing/Retail/Distribution, Utilities and Services 21%
          o  Financial Services 31%]


CONTACT

                    Visit  the   respective   Web  sites  at   www.cgi.ca   and
                    www.imrglobal.com or contact:
                    Ronald White
                    Director, Investor Relations, CGI Group
                    1130 Sherbrooke Street West, 5th Floor
                    Montreal, Quebec  H3A 2M8
                    T: (514) 841-3230
                    e: ronald.white@cgi.ca


                                                                        [LOGO]

                    Investors are urged to read the relevant documents that will be filed with the US Securities & Exchange Commission
                    (SEC) by CGI Group Inc. and IMRglobal, Corp. in connection with the merger because they will contain important information, including the identities of the participants in any solicitation of proxies or consents from IMRglobal, Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the documents filed with the SEC by CGI Group Inc. and IMRglobal Corp. at the SEC's website, www.sec.gov. CGI Group Inc. and IMRglobal, Corp. investors will also be able to obtain a free copy of the relevant documents by contacting:

                     Contact information
                     CGI
                     Investor Enquiries
                     Ronald White
                     Director, investor relations
                     (514) 841-3230

                     Media Enquiries
                     Eileen Murphy
                     Director, media relations
                     (514) 841-3430

                     IMRglobal
                     Investor Relations Department
                     (727) 467-8163


                                     Proxy Statement Information

                    In connection with the proposed merger, IMRglobal will be filing a proxy statement with the SEC. Security holders of IMRglobal and investors are urged to read the proxy statement when it becomes available because it contains important information regarding the proposed merger. Investors and shareholders may obtain a free copy of the proxy statement when it becomes available and other documents filed by IMRglobal and furnished by CGI with the SEC in connection with the merger at the SEC's web-site at www.sec.gov. Shareholders of IMRglobal and investors may also obtain for free a copy of the proxy statement and other documents filed with the SEC by IMRglobal in connection with the proposed merger by contacting the IMRglobal investor relations department at (727) 467-8163. Shareholders of IMRglobal and investors may also obtain for free documents furnished to the SEC by CGI in connection with the merger by contacting the CGI investor relations department at (514) 841-3230.

                                 Information Concerning Participants

                    IMRglobal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from security holders of IMRglobal in favor of the merger. The directors and executive officers of IMRglobal include the following: Satish K. Sanan; Jeffery S. Slowgrove; Vicent Addonisio; Philip Shipperlee; Charles C. Luthin; and Michael Dean. If you are interested in obtaining information on the beneficial interests of IMRglobal's directors and executive officers in IMRglobal common stock, we encourage you to obtain, free of charge, the proxy statement for IMRglobal's 2000 Annual Meeting of Shareholders filed with the SEC on April 27, 2000. This document is available on the Internet at the SEC's web-site at www.sec.gov or from IMRglobal by contacting the IMRglobal investor relations department at (727) 467-8163.